CONX Corp.

5701 S. Santa Fe Dr.

Littleton, CO 80120

August 5, 2024

VIA EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,
100 F Street, N.E.,
Washington, D.C. 20549.

Attention:        Pearlyne Paulemon and Pam Howell

Re:	Acceleration Request for CONX Corp. Registration Statement on Form S-1 (File No. 333- 279770)

Dear Ms. Paulemon and Ms. Howell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CONX Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333- 279770 (the “Registration Statement”) be accelerated so that it will become effective at 4:30 P.M., New York City time, on August 7, 2024, or as soon as practicable thereafter.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Mario Schollmeyer at Sullivan & Cromwell LLP at (212) 558-3287.

Securities and Exchange Commission August 5, 2024

Sincerely,

/s/ Kyle Jason Kiser
Name:	Kyle Jason Kiser
Title:	Chief Executive Officer, President, Treasurer and Director

cc:	Mario Schollmeyer
(Sullivan & Cromwell LLP)